BB 3/4

SECU 08026640 SSION

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SEC Mail
Mail Processing
Section

FEB 28 2008

Washington, DC
106

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-46847 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Harbor Capital Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue
(No. and Street)

| New York | NY | 10036 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. Beatty 212 453 1140
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levine Neider Wohl, LLP
(Name – *if individual, state last, first, middle name*)

| 708 Third Avenue | NY | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





KG 3/18

## OATH OR AFFIRMATION

I, John F. Beatty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Harbor Capital Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSALINDA GONZALEZ
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires
April 11, 2013

Signature

President

Title

Rosalinda Gonzalez

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NEW HARBOR CAPITAL INC.

## FINANCIAL STATEMENTS

## FOR THE YEARS ENDED
## DECEMBER 31, 2007 AND DECEMBER 31, 2006

Levine Neider Wohl, LLP
Certified Public Accountants & Business Consultants
708 Third Avenue, New York, New York 10017
Telephone (212) 949-0900
Fax (212) 983-6513
web site: www.lnwcpa.com
e-mail: cpa@lnwcpa.com

# INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholder
New Harbor Capital Inc.

We have audited the accompanying balance sheets of New Harbor Capital Inc., as of December 31, 2007 and 2006 and the related statements of income (loss), stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Harbor Capital Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Levine Neider Wohl, LLP

February 19, 2008

**NEW HARBOR CAPITAL INC.**
**BALANCE SHEETS**
**DECEMBER 31,**

| | 2007 | 2006 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $204,145 | $ 167,676 |
| Marketable securities | 59,388 | - |
| Due from affiliate | - | 265 |
| Prepaid expenses and taxes | 1,501 | 2,609 |
| Total Current Assets | 265,034 | 170,550 |
| Investment in restricted securities | 29,300 | 52,700 |
| Total Assets | $294,334 | $223,250 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Current Liabilities: | | |
| Accounts payable and accrued expenses | $ 10,000 | $13,099 |
| Total Current Liabilities | 10,000 | 13,099 |
| Commitments | | |
| Stockholder's Equity: | | |
| Common stock - par value $.01, authorized 1,000 shares, issued and outstanding 100 shares | 1 | 1 |
| Additional paid-in capital | 325,299 | 295,299 |
| Accumulated deficit | (73,769) | (85,149) |
| Accumulated other comprehensive income | 32,803 | - |
| Total Stockholder's Equity | 284,334 | 210,151 |
| Total Liabilities And Stockholder's Equity | $294,334 | $223,250 |

*The accompanying notes are an integral part of the financial statements.*

**NEW HARBOR CAPITAL INC.**
**STATEMENTS OF INCOME (LOSS)**
**FOR THE YEARS ENDED DECEMBER 31,**

| | 2007 | 2006 |
|---|---|---|
| Revenue | $ - | $ - |
| Expenses: | | |
| Accounting | 25,500 | 17,756 |
| Regulatory fees | 2,623 | 1,978 |
| Miscellaneous | 77 | 70 |
| Insurance | 876 | 949 |
| Legal | 95 | 4,657 |
| Rent | 2,000 | 1,000 |
| Total Expenses | 31,171 | 26,410 |
| (Loss) From Operations | (31,171) | (26,410) |
| Other Income: | | |
| Income resulting from the consolidation of the NASD and the NYSE | 35,000 | - |
| Interest income | 5,366 | 4,213 |
| Total Other Income | 40,366 | 4,213 |
| Income (Loss) Before Provision For Income Taxes | 9,195 | (22,197) |
| Provision For (Refund Of) Income Taxes | | |
| Current | 1,000 | 260 |
| Tax benefit of net operating loss carryforward | (3,185) | - |
| Total Income Tax Expense (Benefit) | (2,185) | 260 |
| Net Income (Loss) | 11,380 | (22,457) |
| Other Comprehensive Income: | | |
| Unrealized gain on investment | 35,988 | - |
| Less: Applicable income tax expense | 3,185 | - |
| Other Comprehensive Income | 32,803 | - |
| Total Comprehensive Income (Loss) | $44,183 | $(22,457) |

*The accompanying notes are an integral part of the financial statements.*

**NEW HARBOR CAPITAL INC.**
**STATEMENTS OF STOCKHOLDER'S EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006**

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Accumulated Other Comprehensive Income |
|---|---|---|---|---|
| Balances, December 31, 2005 | $1 | $240,299 | $(62,692) | $ - |
| Additional Paid-In Capital | - | 55,000 | - | - |
| Net Loss – 2006 | - | - | (22,457) | - |
| Balances, December 31, 2006 | 1 | 295,299 | (85,149) | - |
| Additional Paid-In Capital | - | 30,000 | - | - |
| Net Income – 2007 | - | - | 11,380 | - |
| Unrealized Holding Gain Arising During The Year | - | - | - | 32,803 |
| Balances, - December 31, 2007 | $1 | $325,299 | $(73,769) | $32,803 |

*The accompanying notes are an integral part of the financial statements.*

**NEW HARBOR CAPITAL INC.**
**STATEMENTS OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31,**

| | 2007 | 2006 |
|---|---|---|
| Cash Flows From Operating Activities: | | |
| Net Income (Loss) | $ 44,183 | $(22,457) |
| Adjustments To Reconcile Net Income (Loss) To Net Cash Provided By (Used In) Operating Activities: | | |
| (Increase) Decrease In Assets: | | |
| Marketable securities | (35,988) | - |
| Due from affiliate | 265 | 15,000 |
| Prepaid expenses and taxes | 1,108 | (594) |
| Increase (Decrease) In Liabilities: | | |
| Accounts payable and accrued expenses | (3,099) | 4,646 |
| Net Cash Provided By (Used In) Operating Activities | 6,469 | (3,405) |
| Cash Flows From Investing Activities: | | |
| Investment in restricted securities | - | (19,200) |
| Net Cash Used In Investing Activities | - | (19,200) |
| Cash Flows From Financing Activities: | | |
| Capital contributions | 30,000 | 55,000 |
| Net Cash Provided by Financing Activities | 30,000 | 55,000 |
| Increase In Cash And Cash Equivalents | 36,469 | 32,395 |
| Cash And Cash Equivalents - Beginning Of Year | 167,676 | 135,281 |
| Cash And Cash Equivalents - End Of Year | $204,145 | $167,676 |
| Supplemental Disclosure Of Cash Flow Information: | | |
| Cash paid during the year for: | | |
| Income taxes | $ 600 | $ 300 |

*The accompanying notes are an integral part of the financial statements.*

**Note 1 - Business Organization**

New Harbor Capital Inc. (the "Company") was incorporated on September 30, 1993 under the laws of Delaware. The Company's corporate office is located in New York City.

The Company operates pursuant to a restriction agreement with the National Association of Securities Dealers, Inc. ("NASD"), dated January 19, 1996, and amended December 31, 1998. Under the terms of the agreement, the Company is permitted to perform, among other things, certain financial consulting services for corporate clients, private placements of securities and selling tax shelters or limited partnerships in primary distributions on a best efforts basis only, and act as a co-manager in public offerings in which the Company provides advice to issuers. The amended agreement limits the Company's underwriting business to issuers to whom the Company has provided advisory services. The Company will not receive any retention and, therefore, will not be involved in any sales efforts.

**Note 2 - Significant Accounting Policies**

For the year beginning January 1, 1994 and thereafter, the Company has elected in accordance with Section 1372(a) of the Internal Revenue Code of 1954 not to be subject to federal income tax and to have income or losses pass directly through to the stockholder's individual income tax returns.

The Company prepares its financial statements on the accrual basis of accounting, whereby revenues and expenses are generally recognized in the year in which earned or incurred.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

The carrying amounts of the assets and liabilities reported in the balance sheet approximate their fair market value based on the short-term maturity of these instruments.

**Note 3 - Net Capital Requirements**

By regulatory authority of the Security and Exchange Commission (See Note 6), the Company must limit its aggregate indebtedness not to exceed 1,500% of its net capital. Net capital as defined, as of December 31, 2007 and 2006 was $282,833 and $207,277 respectively, and aggregate indebtedness was $10,000 and $13,099, respectively, resulting in respective net capital ratios of approximately .04 and .06 (aggregate indebtedness) to 1 (net capital).

Pursuant to the net capital provisions of Rule 15c3-1 (g)(2)(ii) (the uniform net capital rule) of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of the higher of $100,000 or 6 2/3% of its aggregate indebtedness, both as defined. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, or computed at 6 2/3%. As at December 31, 2007 and 2006, the Company had actual net capital, as defined, of $282,833 and $207,277 respectively, and required minimum net capital of $100,000 as of both dates. In its restriction letter, the Company agreed to maintain 120% of its minimum net capital requirement in accordance with Rule 17(a)-11(b)(I). Net capital at December 31, 2007 of $282,833 and at December 31, 2006 of $207,277, is equivalent to approximately 280% and 207% respectively, of the minimum net capital requirements.

**Note 4 - Marketable Securities**

The Company carries its investment in marketable securities at fair market value on its balance sheet. Unrealized holding gain is included in the accompanying statement of income, changes in stockholder's equity, and cash flows.

In June 2006, the Company exercised warrants to purchase 1,200 shares of common stock of the NASDAQ Stock Market Inc. The shares had limited registration at December 31, 2006 and the value was stated at cost. During the year ended December 31, 2007, the securities became available for sale and are now stated at market value.

Marketable securities at December 31, 2007, consists of the following:

| | Book Value | Market Value |
|---|---|---|
| Common Stock | $23,400 | $59,388 |

**Note 5 - Investment In Restricted Securities**

During the year ended December 31, 2000, the Company purchased common stock and warrants to purchase common stock (See Note 9) of The NASDAQ Stock Market, Inc., pursuant to the terms and conditions contained in a private placement memorandum

As of December 31, 2006, all of the warrants had expired or were exercised. The common stock acquired has not been registered with the Securities and Exchange Commission (SEC) and the transfer of these securities has been restricted as of the date of these financial statements, no market price is currently determinable. The investment is stated at cost.

**Note 6 - Regulatory Requirements**

The Company operates under the authority of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD), which require the following disclosures in addition to the information on net capital requirements (See Note 3).

No material differences exist between the audited computation of net capital and the Company's corresponding Focus Part II A, as revised.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

**Note 7 - Related Party Transactions**

During the years ended December 31, 2007 and 2006, rent expense, in the amount of $2,000 and $1,000, respectively, was charged by New Harbor Incorporated, an affiliate through common control and management. No formal lease has been executed.

During the years ended December 31, 2007, and 2006, an affiliate paid for the general insurance of the Company. The affiliate absorbed the cost of the insurance and does not expect to be repaid. The amount of the insurance paid for the Company cannot be determined.

**Note 8 - Concentration Of Credit Risk**

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its temporary cash investment with a high credit quality institution. Such investment is insured by the Securities Investor Protection Corporation ("SIPC"). Fidelity Investments provides additional investment protection, in excess of any SIPC coverage.

**Levine Neider Wohl, LLP**
Certified Public Accountants & Business Consultants
708 Third Avenue, New York, New York 10017
Telephone (212) 949-0900
Fax (212) 983-6513
web site: www.lnwcpa.com
e-mail: cpa@lnwcpa.com

# INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
New Harbor Capital Inc.

We have audited the accompanying financial statements of New Harbor Capital Inc. as of and for the year ended December 31, 2007, and have issued our report thereon dated February 19, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levine Neider Wohl, LLP

February 19, 2008

**NEW HARBOR CAPITAL INC.**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2007**

| | |
|---|---|
| Net Capital - Total Stockholder's Equity | $284,334 |
| | |
| Deductions For Non-Allowable Assets: | |
| Investment in restricted securities | (29,300) |
| Prepaid expenses and taxes | (1,501) |
| | (30,801) |
| | |
| Net Capital Before "Haircuts" | 253,533 |
| | |
| Net Capital "Haircuts": | |
| Re: Investment in money market | (13,415) |
| Re: Investment in marketable securities | (17,816) |
| | (31,231) |
| | |
| Net Capital After "Haircuts" | $222,302 |
| | |
| Aggregate Indebtedness | |
| Included In Balance Sheet: | |
| Accounts payable and accrued expenses | $ 10,000 |
| | |
| Computation of Net Capital Requirement: | |
| | |
| Minimum Net Capital Required | $100,000 |
| | |
| Excess Net Capital - Based on Minimum Capital | $122,302 |

*The accompanying notes are an integral part of the supplementary schedule.*

**Levine Neider Wohl, LLP**
Certified Public Accountants & Business Consultants
708 Third Avenue, New York, New York 10017
Telephone (212) 949-0900
Fax (212) 983-6513
web site: www.lnwcpa.com
e-mail: cpa@lnwcpa.com

To The Board of Directors and Stockholders
New Harbor Capital Inc.

In planning and performing our audit of the financial statements and supplemental schedules of New Harbor Capital Inc, (the Company) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted certain matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. Concerning the approval and authorization of cash disbursements, in addition to the actual signing of the checks – one person performs these functions without any review, approval or authorization of the transactions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Levine Neider Wohl, LLP

New York, New York
February 19, 2008

END